ROCKMANIALIVE!™

CONFIDENTIAL INVESTOR PRESENTATION

LOS ANGELES, CALIFORNIA

FALL 2016



Table of Contents

Company Overview

RockmaniaLive! (RML) Overview

Company & Concept Highlights

RockmaniaLive! has created the next generation of the live music experience to continue the legacy of the classic rock legends.

- *Fully realized recreations of classic albums and hits*
  Multi-screen, dynamic visuals accompany modern adaptations of iconic classic rock albums, performed by a live rock band and singer reminiscent of the originals.

- *Symphonic orchestra accompaniment*
  An additional layer of unique sound is provided by live orchestra musicians, adapted to the size of the venue.

- *Immersive visual experience*
  Complementing the audio experience is a custom-themed movie-grade visual experience that adds depth, emotion and immersion to powerful instrumentation and vocals.

- *Scalable Asset Monetization*
  Like Cirque du Soleil and Blue Man Group, RML is a scalable entertainment platform that will be performed and licensed in simultaneous locations worldwide.

- *Proprietary Content Creation*
  All audio and visual assets are created and owned by RML, allowing for unencumbered use and deployment.





ROCKMANIALIVE!™

Series Development Platforms


LED·ZEPPELIN·HOUSES OF THE·HOLY


PINK FLOYD THE DARK SIDE OF THE MOON


Who's next


AC/DC
BACK IN BLACK


Queen
A Night At The Opera


U2
THE JOSHUA TREE

Business Model Foundation

Key Principles

Decreasing Supply and Increasing Demand	• Live performances by classic rock bands and musicians are declining due to a number of factors (age, health, band dynamics, etc) • The generations of fans that grew up with and followed these performers are growing in disposable income and desire to consume high-quality live entertainment that invokes the spirit and quality of the original performers. • Millions of new, younger classic rock fans have emerged in recent years as their music preferences have evolved, driven by exposure to classic rock during their youth.
Scalable Business Model Based on Proprietary IP	• RML's audio and visual assets are created to reach beyond a single venue, band or orchestra, allowing for simultaneous performances by dedicated touring groups and locally-sourced musicians and singers. • Domestic performances will include national tours, music festivals and individual orchestra-based locations – initially sourced and produced by promoters to minimize risk and facilitate rapid deployment. • International markets (primarily Europe, Asia and South America) will be provided with the full suite of digital assets via licensing in addition to consultative production services with creative approval rights.
Mitigated Risk vs. Traditional Entertainment Investments	• RML has eliminated all dependence on specific artists, venues or third party content. • Envisioned model allows for monetization of proprietary assets in live, retail and on-line settings. • Inspirational forces of RML's content and performances (Led Zeppelin, Pink Floyd, Queen, The Beatles, etc) are established brands and household names that eliminate the need for organic brand building. • Music production and performance recordings create a significant opportunity for high-margin retail sales via digital music distribution, online and on-location apparel sales.

Business Model Foundation (continued)

Key Principles

Favorable Legal and Licensing Environment

- Copyright laws allow for adaptations of all music with imperceptible restrictions on live performances and content such as set order and wording of titles.
- Legal aspects of RML model have been extensively reviewed and vetted by numerous attorneys in the music industry with expertise ranging from record company IP to artist representation.
- RML content can be easily licensed to strategic third parties for both revenue generation and brand awareness purposes. Such potential avenues include corporate events (revenue generation) and music or creative programs in educational settings (brand awareness).

Multiple Exit Options

- Large entertainment platforms (LiveNation, AEG, additional international equivalents)
- International media or content groups, traditional or digital
- Media/Entertainment-focused private equity funds
- Public equity offering (supported by content ownership and scalability)
- Content distribution platforms seeking to acquire digital assets

Proven & Experienced Executive Team

- Founder and Executive Producer Abbey Konowitch leads a hand-picked team of executives that have been innovators and leaders in their respective fields.
- All members have developed, delivered or performed award-winning content in collaboration with household names in the music industry.
- Experience of the executive team is second only to the level and depth of their networks within the music industry, creating a strong intangible factor for success.



ROCKMANIALIVE!™

Organizational Structure

ROCKMANIALIVE, INC.
- Operating Company
- Management Equity
- Note/Equity Issuer

Series I SPE
- Audio Assets
- Visual Assets
- Licensing Rights

Series II SPE
- Audio Assets
- Visual Assets
- Licensing Rights

Series III SPE
- Audio Assets
- Visual Assets
- Licensing Rights

Guarantee & Revenue Shares from US Promoters, Full Show Production

ICELAND
NORWAY
SWEDEN
FINLAND
IRELAND
DENMARK
U.K.
NETH.
GERMANY
BELGIUM
LUXEMBOURG
AUSTRIA
FRANCE
LIECHTENSTEIN
SWITZERLAND
ANDORRA
SAN MARINO
MONACO
SPAIN
ITALY
GREECE
TURKEY
MALTA
CYPRUS

IP License to European Promoters

Production Assistance



Executive Team

Executive Team



Abbey Konowitch
Founder & Executive Producer

35-year industry veteran whose branding credits include establishing MTV as a cultural phenomenon as programming head, co-founding Madonna's Maverick Records, leading Universal's MCA and Disney's Hollywood Records, and working with Whitney Houston, Grateful Dead, Alanis Morissette, Madonna, Sublime, Blink 182, Miley Cyrus and the Jonas Brothers.



Rob Cavallo
Music Production

Multiple Grammy award winning producer and Chairman of Warner Bros. Records who has worked with artists such as Linkin Park, Green Day, My Chemical Romance, Eric Clapton, the Goo Goo Dolls, Dave Matthews Band, Kid Rock, Alanis Morissette, Black Sabbath and Phil Collins. Rob has generated album sales of over 150 million units.



David Campbell
Orchestration

Renowned Hollywood composer whose work for the likes of Adele, Justin Timberlake, Rolling Stones, U2, Muse, Linkin Park as well as the scores of Spider-Man and City of Angels, have made him the go-to composer for unique and stimulating arrangements.

Executive Team (continued)



Tommy Tallarico
Production Designer

Co-creator & production designer of International VIDEO GAMES LIVE & BT's ELECTRONIC OPUS. Tallarico holds two Guinness Book World Records for the most performances ever done by a touring symphony shows (361) and the largest live symphony show in China! Tallarico is also a preeminent video game composer.



Jijo Reed
Visual Designer

Founder of Sugar Studios LA and 8 time Telly Award Winning Creative Production Designer also the recipient of the 2015 Horizon Interactive Media Award for THE AVENGERS S.T.A.T.I.O.N in NYC's Time Square. Reed has produced screen media for concert tours including Eminem's MTV AWARDS performance and was the Executive Producer of the 2013 Obama Presidential Inauguration concert.



John Featherstone
Visual Production

Veteran lighting designer/director & founder of LIGHTSWITCH who has worked with some of the biggest names in touring including Duran Duran, Van Halen, Inxs and Janet Jackson. Corporate clients include Nintendo, NBA, McDonalds, Chrysler, Boeing, Apple, Nokia and Mercedes Benz. Entertainment clients include Celine Dion, Josh Groban, Andrea Bocelli ,Elton John, John Legend and Garth Brooks.



Market Assessment

Target Audience

- The audience for classic rock is sizeable and growing, with the highest levels of disposable income of any demographic

  – The classic rock audience (ages 35-69) numbers **more than 100 million in the U.S.**

  – Most active concertgoers are aged 35-54, accounting for 17% of the U.S. population, but **43 percent of all concert-goers**

  – In the U.S. 10 million people attend rock concerts each year while **17 million attend a theatrical show**

  – **Half of the U.S. adult population will be over 50 by 2017**

  – This audience represents $2.4 trillion in annual income and **the largest percentage of disposable income (70% by 2017)**

This audience values experience, nostalgia and quality, and is willing to pay for it.

They over-index in the purchase of expensive tickets to popular, relevant shows in all live music categories.



US Live Concert Ticket Sales *($ in billions)*



US H1 digital album sales: Current vs. catalogue (m)



Source: Nielsen / MBW Analysis

Physical Sales of Catalog Titles Overtake New Releases in 2015

By Jeff Giles January 18, 2016 12:16 PM

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Spencer Platt, Getty Images

According to SoundScan sales data for 2015, consumers have turned increasingly toward older releases for physical product, with catalog sales surging past newer titles for the first time in the U.S.

The *NME* reports that buyers picked up 71.2 million catalog titles in 2015, edging out sales of 65.8 million new releases. In contrast, 10 years before, new releases held a 150-million unit advantage over catalog titles.

While consumers are showing an increased reluctance to invest in physical copies of new releases, catalog titles — defined as albums that are 18 months old or more — still lag behind in digital sales. Catalog sales accounted for 50.9 million units in digital formats in 2015, compared to 52.5 million for new releases.

IV | **Competitive Landscape**

Competition

ROCKMANIALIVE!™

RML is differentiated in terms of both audience experience and business model

Scalability Drivers		Trans-Siberian Orchestra	RAIN A TRIBUTE TO THE BEATLES 	PINK FLOYD SHOW	
Immersive, Proprietary Visuals	✔	✔	✔	✔	✘
Multiple Artist Adaptations	✔	✔	✘	✘	✔
Simultaneous Show Capability	✔	✘	✘	✘	✘
Band/Talent Agnostic	✔	✘	✘	✘	✘
Deployable Content	✔	✘	✘	✘	✘
Shows per Year	300+	269	177	131	42



V | Milestones & Timeline

Past, Present & Future



Completed

- Corporate formation
- Legal & licensing diligence
- Creative and business team assembled
- Program adjustments

Current

- Final visuals   **October 24**
- Final tracks   **October 31**
- Show design   **November 30**

Upcoming

- Los Angeles Friends & Family   **December 8**
- New York Showcase   **January 8 & 9**
- Los Angeles Showcase   **January 12 & 13**
- London Showcase   **TBD**

This Form C/A filing was conducted by StartEngine Capital, LLC.